EXHIBIT 99.19

FOR IMMEDIATE RELEASE

High Tide Provides Update on Recent Marketing Activity at the Request of OTC Markets

Calgary, AB, January 31, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (Frankfurt:2LY), an Alberta-based, retail-focused cannabis corporation enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products, commenced trading on the OTCQB Market (“OTCQB”) in April of 2019 and has been requested by OTC Markets Group Inc. (“OTC”) to comment on recent promotional activity concerning its common shares traded on the OTCQB. High Tide paid Native Ads Inc. (“Native Ads”) for the creation and distribution of certain marketing materials that were published on January 24. For the amount of twenty-six thousand United States Dollars, Native Ads was engaged to provide digital media content and create awareness of the Company’s significant news releases published from January 27-28, as well as to gain insight into the effectiveness of its corporate communications.

The materials prepared by Native Ads presented an overview of High Tide based on factual information contained in Company materials. High Tide did not have editorial control over the materials, although it reviewed them for factual inaccuracies about the Company. As such, the Company did not find any of the material to be materially false and/or misleading and any opinions expressed by the author is theirs alone. The OTC believes that the materials may have included speculative language and forward-looking statements about the Company’s future prospects and, as a result, has advised High Tide that it has placed a stock promotion flag on the Company’s profile that will remain in place for 15 days. The Company has taken immediate steps to cause the discontinuance of the dissemination of these materials. High Tide is not able to determine whether the materials had any material impact on the trading of the Company’s common shares given that it also issued multiple news releases of material significance during the same period.

Upon inquiry of the Company’s officers, directors, control persons and third-party service providers, to the best of the Company’s knowledge during the past 90 days no such persons have sold any of the Company’s securities. The Company has not issued any shares or convertible instruments at prices constituting a discount to the then current market price. Since commencing trading on the OTCQB in April of 2019, the Company has also engaged but is no longer a party to any contracts or agreements with the following third parties to provide advertising, investor relations, marketing, public relations, or other related activities: Blue Sun Productions (dba BTV), Hybrid Financial Ltd., Investing News Network, New Cannabis Ventures and Park Lane Capital Limited.

About High Tide Inc.

High Tide is an Alberta-based, retail-focused cannabis company enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products. It is a vertically-integrated company in the Canadian cannabis market, with portfolio subsidiaries including Canna Cabana Inc., KushBar Inc. Grasscity.com, Smoker’s Corner Ltd., RGR Canada Inc. and Famous Brandz Inc. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

With the deregulation of recreational cannabis for adult use across Canada, Canna Cabana Inc. and its 27 branded stores, is a sizeable retail business with a sophisticated yet playful customer experience. KushBar Inc. is a second retail cannabis business with 2 operating stores in Alberta, offering a modern experience aimed at the growing customer bases in Alberta and Ontario. Based in Amsterdam since 2000, Grasscity.com is the world’s preeminent and most searchable online retailer of smoking accessories and cannabis lifestyle products with approximately 5.8 million site visits annually. Founded in 2009 and approved by the Canadian Franchise Association, Smoker’s Corner Ltd. is among Canada’s largest counter-culture chains with 11 locations. Representing the core of High Tide’s wholesale segment, RGR Canada Inc. is a high-quality and innovative designer, manufacturer and distributor of cannabis accessories. Famous Brandz Inc. is a dominant manufacturer of licensed lifestyle accessories, through partnerships with celebrities and entertainment companies including Snoop Dogg and Paramount Pictures. Famous Brandz’ products are sold to wholesalers and retailers around the world.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Forward-Looking Information

Certain statements in this news release are forward-looking information or forward-looking statements, including, but not limited to statements with regard to the ability of the Company to build on its existing cannabis retail strategy in order to address market demand and the needs of mainstream cannabis consumers, and the Company’s growth and expansion prospects and outlook. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute on its business plan and that the Company will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia’s Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. The Company considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, the Company does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE: High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: Raj@HighTideInc.com; Web: www.HighTideInc.com.

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